

July 27, 2012

<u>Via email</u>
Glen J. Hettinger, Esq.
Fulbright & Jaworksi, LLP
220 Ross Avenue, Suite 2800
Dallas, Texas 75201

> **Re:** **Gaylord Entertainment Company**
> **Definitive Additional Soliciting Materials filed by TRT Holdings, Inc.**
> **and Robert B. Rowling**
> **Filed July 17, 2012**
> **File No. 001-13079**

Dear Mr. Hettinger:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Additional Materials filed July 17, 2012</u>

1. You disclose that "Marriott could take the position that the REIT Owner had no power to terminate the Marriott Agreement." Your disclosure highlights rights the parties to any contract typically have when seeking redress for an alleged breach of contract, which does not appear to be unique to the Marriott Agreement and/or this transaction. In future filings, please revise to clarify and/or remove the implication that the remedies available to the parties to address an alleged breach of contract are atypical.

2. Please ensure you provide complete, clear and accurate summaries of the terms of the Marriott Agreement. Under this heading, you present conflicting summaries of the renewal provision. You acknowledge there are limited options the owner may exercise to not renew the agreement, yet also state that "65 years with <u>no right</u> of the owner to terminate is excessively long.." This statement is inconsistent with the disclosure preceding it and is inconsistent with the terms of the agreement, which set forth the rights of the owner to not

renew and end the term of the agreement. Please revise your materials to clarify your statements. Refer to Rule 14a-9.

3. Please see our comment above. Based on a review of the terms of the Marriot Agreement, it appears that you have not provided a complete and accurate summary of the terms of the agreement as summarized in sections A. 3, 4, 5 and B. 6 of your materials. For example, you inaccurately state that the REIT owner would have no rights to sell any Gaylord Properties without Marriott's consent, when the terms of the agreement specifically provide for exceptions to that restriction. Please revise your materials to clarify your statements and to provide an accurate and balanced summary of the terms of the agreement that you have highlighted. Refer to Rule 14a-9.

4. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive list of statements or assertions in your materials which require supplemental support and which may need to be recharacterized as statements of belief or opinion:

   - "[b]ased on our research and industry experience, the Marriott Agreement is biased against the REIT owner…";

   - "we believe that the Marriott Agreement will have a <u>substantial adverse affect</u> on the REIT Owner's ability to maximize the value of the Gaylord Properties…" (emphasis added);

   - [t]he REIT Owner has ceded too much control to Marriott by agreeing that all hotel employee records and compensation …will not be disclosed to the REIT owner…";

   - "[t]his means that Marriott could make <u>substantial</u> profits by selling goods and services to the Gaylord Properties, in addition to the management fees…" (emphasis added);

   - "[t]he post-transaction REIT Owner's cost of capital will be among the highest when compared to the public hospitality REITs…";

   - "[t]wo of Gaylord's most important assets…have the potential to be immediately diluted by Marriott shifting business to its other hotels…"; and,

   - "[w]e believe these savings can be achieved even with the Proposed Transaction…"

   Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions